UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BLOOMINGDALE RD, SUITE 3400
(No. and Street)

WHITE PLAINS	NY	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DOS SANTOS, PRESIDENT & FINOP — 914-949-9183 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB & ASSOCIATES , LLP
(Name – *if individual, state last, first, middle name*)

200 MAMARONECK AVE	WHITE PLAINS	NY	10605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __PAUL DOS SANTOS_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__INTERNATIONAL EQUITY SERVICES, INC_____ , as
of ___DECEMBER 31_____ , 20 _15_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



ANNIE PEREYRA
Notary Public, State of New York
No. 01PE6191668
Qualified in Westchester County
Commission Expires August 18, 2016

_____
Signature

_____
PRESIDENT & FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

<u>YEAR ENDED DECEMBER 31, 2015</u>

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have audited the accompanying statement of financial condition of International Equity Services, Inc as of December 31, 2015, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of International Equity Services, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Services, Inc's financial statements. The supplemental information is the responsibility of International Equity Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 29, 2016

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	66,594
Due from clearing broker		10,754
Prepaid expense		3,840
Property and equipment, net of accumulated depreciation		17,058
Total Assets	$	98,246

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	7,000
Income taxes payable		175
Total Liabilities		7,175

Stockholders' Equity:

Common stock - no par value, 200 shares authorized, 20 shares issued and outstanding	30,500
Retained earnings	60,571
Total Stockholders' Equity	91,071
Total Liabilities and Stockholders' Equity	$ 98,246

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED
December 31, 2015

Revenues:	
Commission Income	$ 303,425
Expenses:	
Clearing Charge	9,208
Compensation	296,716
Technology	18,943
Travel & Entertainment	3,426
Occupancy	50,085
Professional Fees	34,219
Other Expense	37,851
Total Expenses	450,448
Income (Loss) Before Provision For Income Taxes	(147,023)
Provision for Income Taxes	175
Net Income (Loss)	$ (147,198)

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
<u>**December 31, 2015**</u>

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (147,198)
Adjustments to reconcile net income (loss) to net cash	
provided by (used in) operating activities	
Depreciation	5,840
(Increase) decrease in operating assets:	
Due from clearing broker	-
Prepaid expense	599
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	293
Income taxes payable	(825)
Total adjustments	5,907
Net cash provided by (used in) operating activities	(141,291)
Cash Flows From Investing Activities:	
Acquisition of property and equipment	-
Net cash used in investing activities	-
Net increase (decrease) in cash and cash equivalents	(141,291)
Cash and cash equivalents, Beginning of Year	207,885
Cash and cash equivalents, End of Year	$ 66,594

Supplemental disclosures of cash flow information:
Cash paid during the year:

Income taxes paid	$ 1,000

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
December 31, 2015

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2015	$30,500	$207,769	$238,269
Net Income (Loss)		(147,198)	(147,198)
Balances, December 31, 2015	$30,500	$60,571	$91,071

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note (1) - Nature of Business:

International Equity Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by another broker on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note (2) - Summary of Significant Accounting Policies

(A) Method of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned regardless of when the cash is received, and recognizes expenses in the accounting period in which the expenses are incurred regardless of when cash is disbursed.

(B) Securities and Transactions:

The Company records securities transactions, including commission revenue on a trade-date basis.

(C) Income Taxes:

The Company has elected under the applicable provision of the Internal Revenue Service and New York State Franchise Tax Codes to have the Corporation report its income for Federal and New York State Franchise tax purposes as an "S" corporation. Accordingly, the stockholders report the net taxable income or loss of the Company in their personal returns. Therefore, no provisions are made in the accompanying financial statements for Federal or NYS Franchise taxes, except for the NYS Franchise tax on "S" corporations.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's files its income tax returns in the US federal as well as state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

(D) Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(E) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2015 , there were no cash equivalents.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2015

Note (2) - Summary of Significant Accounting Policies - Continued

(F) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(G) Concentration of Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) - Property and equipment

Property and equipment consists of the following as of:		December 31, 2015
Furniture and equipment	$	18,384
Computer equipment		38,969
		57,353
Less: Accumulated depreciation		40,295
Net book value	$	17,058

Depreciation amounted to for the year ended December 31, 2015 $ 5,840

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is ten years.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2015

Note (4) - Related party Transactions

The Company and its affiliate are owned by the same stockholders. The Company pays its pro-rata share of the rent for the space it occupies.

Total expenses paid for the year ended December 31, 2015 was: $ 50,085

Note (5) - Net capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015 , the Company had net capital of: $ 69,958

which exceeded its requirement of $5,000 by: $ 64,958

As December 31, 2015 of

of aggregate indebtedness to net capital of: 0.1026 to 1

Note (6) – Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Note (7) – Subsequent events evaluation

Management has evaluated subsequent events through January 29, 2016, the date the financial statements were available to be issued.

Note(8) - Commitment and Contingencies

The Company shares office space leased by an affiliated company. Total rent paid for the year ended December 31, 2015 was $50,085. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,		
2016	$	35,670
2017		37,811
2018		38,318
2019		38,826
2020		39,334
2021		33,131
	$	223,090

INTERNATIONAL EQUITY SERVICES, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2015

Total Owners Equity - Statement of Financial Condition		$	91,071
Less: Ownership equity not allowable for Net Capital			-
Total Owners Equity qualified for Net Capital			91,071
Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital			
Total capital and allowable subordinated liabilities			91,071
Deductions and/or charges:			
Total non-allowable assets (detail)			
Fixed assets			17,058
Prepaid expenses			3,840
Total deductions			20,898
Net Capital before haircuts on securities positions			70,173
Haircuts on securities (detail):			
Southwest Securities - Security Account	10,754	2%	215
Total haircuts			215
Net Capital			69,958

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total A. I. liabilities from the statement of financial condition (detail):			
Accounts payable and accrued expenses			7,000
Income taxes payable			175
			7,175
Ratio of aggregate indebtedness to net capital:			0.1026

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

1. Minimum dollar net capital requirement of broker/dealer			5,000
2. Minimum net capital required - 6 2/3% of total A. I.:			
	7,175 X	6.67%	478
Net capital requirement - greater of 1 or 2 above			5,000
Excess net capital - Net Capital less Net Capital requirement		$	64,958

RECONCILIATION OF NET CAPITAL TO FOCUS NET CAPITAL:

Reconciliation with the Company's computation, included in Part 2A of Form X-17-a-5 as of   *December 31, 2015*

Net capital, as reported in the Company's Part IIA unaudited FOCUS Report	$	69,958
Net Capital per above	$	69,958

INTERNATIONAL EQUITY SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED
December 31, 2015

The Company is a noncarrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

INTERNATIONAL EQUITY SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED
December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

<u>YEAR ENDED DECEMBER 31, 2015</u>

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
International Equity Services, Inc.'s Exemption Report	2



Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of International Equity Services, Inc.

We have reviewed management's statements, included in the accompanying International Equity Services, Inc., in which (1) International Equity Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) International Equity Services, Inc. stated that International Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP

Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

January 29, 2016



International Equity Services, Inc.'s Exemption Report

International Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2015, without exception.

International Equity Services, Inc.

I, Jerome S Keenan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Vice President CCO

January 29, 2016